SEC FILE NUMBER 001-32473
CUSIP NUMBER 025334103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: June 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________

PART I -- REGISTRANT INFORMATION ________________
American Dairy, Inc.
Full Name of Registrant ________________
Former Name if Applicable ________________
2275 Huntington Drive, #278 Address of Principal Executive Office (Street and Number) _______________
San Marino, California 91108 City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, after American Dairy, Inc. (the “Company”) was informed by the SEC in late 2007 of an informal investigation being conducted by the SEC related to individuals and entities that provided accounting or certain advisory services to the Company, including the Company’s independent registered public accounting firm at that time, the Company terminated that independent registered public accounting firm, and in January 2008 engaged Grant Thornton, the Hong Kong member firm of Grant Thornton International (“Grant Thornton”), as its new independent registered public accounting firm. Also as previously disclosed, as a result of the investigation being conducted by the SEC, the Company proactively initiated reaudits of the Company’s financial statements for certain prior years (the “Reaudits”). The Company, along with Grant Thornton, is working diligently to complete the Reaudits, as well as an audit of the Company’s financial statements for the year ended December 31, 2007 (the “2007 Audit”). Due to the ongoing work on the Reaudits and the 2007 Audit, the Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2007, or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, nor is the Company able to finalize the financial statements and related disclosures to be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (the “Form 10-Q”, with such annual and quarterly reports collectively referred to as the “Exchange Act Reports”). Accordingly, the Company is unable to file the Form 10-Q within the prescribed time period. The Company intends to file the Exchange Act Reports as soon as practicable following completion of the Reaudits and the 2007 Audit.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Judy F. Tu, Senior Vice President
(Name)

626 757-8885
(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No

Annual Report on Form 10-K for the year ended December 31, 2007; and

Quarterly Report on Form 10-Q for the period ended March 31, 2008.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American Dairy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2008	By:	/s/ Jonathan Chou
Jonathan Chou Chief Financial Officer